Exhibit 99.9

CONSENT OF LEE JOSSELYN, P.E.

In connection with the material change report of Orla Mining Ltd. (the “Company”) dated August 9, 2021 and filed on Form 6-K with the Securities and Exchange Commission (the “SEC”) on (the “Material Change Report”), I, Lee Josselyn P.E., consent to (i) the use of and references to my name in connection with the Material Change Report, as an expert or “qualified person,” who has reviewed and approved the disclosure of the scientific and technical information contained in the Material Change Report (the “Technical Information”) in relation to water treatment, (ii) the use and inclusion of the Technical Information in the written disclosure contained in the Material Change Report, and (iii) the incorporation by reference of the Material Change Report into the Registration Statement on Form F-10 (Registration No. 333-252957) , filed by the Company with the SEC.

Date: August 9, 2021

/s/ Lee Josselyn
Name: Lee Josselyn P.E.
Linkan Engineering